               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                       (Amendment No. 38)

               Chiquita Brands International, Inc.
             ---------------------------------------
                        (Name of Issuer)

              Common Capital Stock, $.33 Par Value
             ---------------------------------------
                 (Title of Class of Securities)

                           170032-10-6
                       -------------------
                         (CUSIP Number)

                     James C. Kennedy, Esq.
                     One East Fourth Street
                     Cincinnati, Ohio 45202
                         (513) 579-2538
     ------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           See Item 5
     ------------------------------------------------------
     (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                       Page 1 of 19 Pages

CUSIP NO. 170032-10-6          13D             Page 2 of 19 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          American Financial Group, Inc.               31-1422526
          American Financial Corporation               31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
          23,996,295 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
          23,996,295 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          23,996,295 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          40.4% (See Item 5)

14    TYPE OF REPORTING PERSON*
          HC
          HC

CUSIP NO. 170032-10-6          13D             Page 3 of 19 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Carl H. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
          42,600 (See Item 5)

8    SHARED VOTING POWER
          23,996,295 (See Item 5)

9    SOLE DISPOSITIVE POWER
          42,600

10    SHARED DISPOSITIVE POWER
          23,996,295 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          24,038,895 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          40.5% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 170032-10-6          13D             Page 4 of 19 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Carl H. Lindner III

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
           - - -

8    SHARED VOTING POWER
          23,996,295 (See Item 5)

9    SOLE DISPOSITIVE POWER
           - - -

10    SHARED DISPOSITIVE POWER
          23,996,295 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          23,996,295 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          40.4% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 170032-10-6          13D             Page 5 of 19 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          S. Craig Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
          ---

8    SHARED VOTING POWER
          23,996,295 (See Item 5)

9    SOLE DISPOSITIVE POWER
          ---

10    SHARED DISPOSITIVE POWER
          23,996,295 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          23,996,295 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          40.4% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

CUSIP NO. 170032-10-6          13D             Page 6 of 19 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER
          ---

8    SHARED VOTING POWER
          23,996,295 (See Item 5)

9    SOLE DISPOSITIVE POWER
          ---

10    SHARED DISPOSITIVE POWER
          23,996,295 (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
          23,996,295 (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          40.4% (See Item 5)

14    TYPE OF REPORTING PERSON*
          IN

Item 1.   Security and Issuer.

      This Amendment No. 38 to Schedule 13D is filed on behalf of American Financial Group, Inc. ("American Financial" or "AFG"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl
H.   Lindner   III,  S.  Craig  Lindner  and  Keith  E.   Lindner
(collectively, the "Lindner Family") (AFG, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended by AFC and Carl H. Lindner on September 13, 1995, relative to the common capital stock par value $.33 per share ("Common Stock") issued by Chiquita Brands International, Inc. ("Chiquita").

      The principal executive offices of Chiquita are located at 250 East Fifth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

      As of September 30, 1997, the Lindner Family beneficially owned approximately 36% of the outstanding common stock of AFG and AFG beneficially owned all of the common stock of AFC (approximately 76% of AFC's outstanding voting equity securities). Through their ownership of common stock of American Financial and their positions as directors and executive officers of American Financial and AFC, the members of the Lindner Family may be deemed to be controlling persons with respect to American Financial and AFC.


Item 2.   Identity and Background.

     See the schedule attached hereto as Exhibit 1 which contains additional information concerning the Lindner Family, AFG and AFC.

Item 5.   Interest in Securities of the Issuer.

      As  of October 31, 1997, the Reporting Persons beneficially
owned   24,038,895  shares  (or  approximately   40.5%   of   the
outstanding shares) of Chiquita Common Stock as follows:

     Holder                   Number of Shares
     ---------------          ----------------
     Carl H. Lindner              42,600*
     AAL                          39,649
     ACC                       1,000,000
     ADSLIC                       29,065
     AEIC                         75,717
     AESIC                        63,705
     AESLIC                      959,447
     AFC                         884,470
     AGR                          25,574
     ANF                          41,217
     ASI                          73,134
     EAI                          27,281
     EPI                          37,238
     GAI                      14,422,151
     GALIC                     2,672,572
     INFIN                       400,000
     MCC                         563,755
     OSC                          58,561
     RICA                      1,236,844
     SHIC                          5,135
     SIC                         644,543
     TICO                         18,227
     TRANS                       118,010
     WIC                         600,000
                              ----------
               TOTAL          24,038,895
                              ==========

*Includes 12,600 shares issuable pursuant to employee stock options exercisable within sixty days.

AAL     =    American Alliance Insurance Company (a)
ACC     =    Atlanta Casualty Company (b)
ADSLIC  =    American Dynasty Surplus Lines Insurance Company (a)
AEIC    =    American Empire Insurance Company (a)
AESIC   =    Agricultural Excess and Surplus Insurance Company (a)
AESLIC  =    American Empire Surplus Lines Insurance Company (a)
AGR     =    Agricultural Insurance Company (a)
ANF     =    American National Fire Insurance Company (a)
ASI     =    American Spirit Insurance Company (a)
EAI     =    Eagle American Insurance Company (a)
EPI     =    Eden Park Insurance Company (a)
GAI     =    Great American Insurance Company ("GAI") (b)
GALIC   =    Great American Life Insurance Company (c)
INFIN   =    Infinity Insurance Company (b)
MCC     =    Mid-Continent Casualty Company (a)
OSC     =    Oklahoma Surety Company (a)
RICA    =    Republic Indemnity of American (b)
SHIC    =    Seven Hills Insurance Company (a)
SIC     =    Stonewall Insurance Company (a)
TICO    =    TICO Insurance Company (a)
TRANS   =    Transport Insurance Company (a)
WIC     =    Windsor Insurance Company (b)

(a)  100% owned subsidiaries of GAI
(b)  100% owned subsidiary of AFC
(c)  81% owned subsidiary of AFG


      Each company listed above shares with the Reporting Persons the power to vote or to direct the voting of, and the power to dispose or to direct the disposition of, the Chiquita Common
Stock held by such company.

      Certain officers and directors of AFG and AFC beneficially own shares of Chiquita Common Stock.

     Holder                   Number of Shares*

     Fred J. Runk                 125,129
     Thomas E. Mischell           139,137
     Robert C. Lintz               58,880

*  Includes options exercisable within 60 days.

      In  addition,  certain of these officers and directors  are
participants  in the Chiquita Savings and Investment  Plan.   The
shares held in the Plan are voted by the Plan trustees.

      Fred J. Runk, Senior Vice President and Treasurer of AFG, purchased 56 shares of Chiquita Common Stock at $14.71 on September 29, 1997 and 18 shares of Chiquita Common Stock at $16.00 on October 13, 1997. As of October 31, 1997 and within the past 60 days, to the best knowledge and belief of the undersigned and other than as set forth herein, no transactions involving Chiquita Common Stock had been engaged in by the Reporting Persons, by AFG's or AFC's directors or executive officers.


Item 7.   Material to be filed as Exhibits.

          (1)  Schedule referred to in Item 2.

          (2)   Agreement required pursuant to Regulation Section
          240.13d-1(f)(1)   promulgated  under   the   Securities
          Exchange Act of 1934, as amended.

          (3) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

      After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.


Dated:  November 12, 1997     AMERICAN FINANCIAL GROUP, INC.

                              By: James C. Kennedy
                              ---------------------------------
                                   James C. Kennedy General
                                   Counsel and Secretary

                              AMERICAN FINANCIAL CORPORATION

                              By: James C. Kennedy
                              ----------------------------------
                                 James C. Kennedy, Deputy
                                 General Counsel and Secretary


                                 James C. Kennedy
                              ---------------------------------
                                   James C. Kennedy, As
                                   Attorney-in-Fact for:
                                     Carl H. Lindner
                                     Carl H. Lindner III
                                     S. Craig Lindner
                                     Keith E. Lindner

Exhibit 1

Item 2.  Identity and Background.

     AFG is a holding company which was formed to acquire and own all of the outstanding common stock of both American Financial Corporation ("AFC") and American Premier Underwriters, Inc. in a transaction which was consummated in 1995. AFG is engaged primarily in specialty and multi-line property and casualty insurance businesses and in the sale of tax-deferred annuities and certain life and health insurance products.

     Carl H. Lindner's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of AFG. Mr. Lindner has been Chairman of the Board and Chief Executive Officer of AFC since it was founded over 35 years ago and has been Chairman of the Board and Chief Executive Officer of American Premier Underwriters, Inc. since 1987.

      Carl  H.  Lindner  III's principal  occupation  is  as  Co-
President of AFG.  He is also Co-President of AFC.

     S. Craig Lindner's principal occupations are as Co-President of AFG and President of American Annuity Group, Inc., an affiliate of AFG. He is also Co-President of AFC.

     Keith E. Lindner's principal occupations are as Co-President of AFG and Vice Chairman of the Board of Directors of Chiquita
Brands International, Inc., an affiliate of AFG.  He is also  Co-
President of AFC.

      The identity and background of the executive officers, directors and controlling persons of AFG and AFC (other than the Lindner Family, which is set forth above) are as follows:

      1.   Theodore H. Emmerich is a retired managing partner  of
Ernst  &  Young, certified public accountants, Cincinnati,  Ohio.
He  is  presently  a  director of AFG and  AFC.   Mr.  Emmerich's
address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

      2.   James E. Evans' principal occupation is as Senior Vice
President  and  General Counsel of AFG.  He is also  Senior  Vice
President and General Counsel of AFC.

     3. Thomas M. Hunt's principal occupation is as President of Hunt Petroleum Corporation, an oil and gas production company. He is presently a director of AFG and AFC. Mr. Hunt's business address is 5000 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

      4. William R. Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of AFG and AFC. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

      6.    Gregory C. Thomas, for more than five years prior  to
his  retirement  in September 1996, was Executive Vice  President
and  Chief  Financial Officer of Citicasters  Inc.   Mr.  Thomas'
address is 1026 Stephens Road, Maineville, Ohio 45039.

     7. William W. Verity's principal occupation is as Chairman and Chief Executive Officer of ENCOR Holdings, Inc., develop and manufacture of plastic molded components. He is also a director of Chiquita. Mr. Verity's address is 3905 Vincennes Road, Suite 305, Indianapolis, Indiana 46268.

      8. Alfred W. Martinelli's principal occupation is as Chairman of the Board and Chief Executive Officer of Buckeye Management Company, which is the sole general partner of Buckeye Partners, L.P., a limited partnership principally engaged in pipeline transportation of refined petroleum. Mr. Martinelli's address is 269 Glenmoor Road, Gladwyne, Pennsylvania 19035. He is also a director of AAG.

      9.   Fred J. Runk's principal occupation is as Senior  Vice
President and Treasurer of AFG. He is also Senior Vice President and Treasurer of AFC.

      10.  Thomas E. Mischell's principal occupation is as Senior
Vice  President  -  Taxes  of AFG.  He  is  also  a  Senior  Vice
President of AFC.

      The following are persons who are executive officers of AFC who are not also executive officers of AFG:

      1.   Sandra W. Heimann's principal occupation is as a  Vice
President of AFC.

      2.   Robert C. Lintz's principal occupation is  as  a  Vice
President of AFC.

      The Lindner Family and AFG may be deemed to be controlling persons with respect to AFC.

     Unless otherwise noted, the business address of AFG, AFC and each of the persons listed above is One East Fourth Street, Cincinnati, Ohio, 45202, and all of the individuals are citizens of the United States.

      None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Exhibit 2
                            AGREEMENT

      This Agreement executed this 7th day of April, 1995, is by and between American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

      WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

      WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by AFC and its subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

      WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

     NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                    AMERICAN PREMIER GROUP, INC.
                    AMERICAN FINANCIAL CORPORATION
                    By: /s/ James E. Evans
                         James E. Evans
                         Vice President & General Counsel

                    /s/ Carl H. Lindner
                        Carl H. Lindner

                    /s/ Carl H. Lindner III
                        Carl H. Lindner III

                    /s/ S. Craig Lindner
                        S. Craig Lindner

                    /s/ Keith E. Lindner
                        Keith E. Lindner

Exhibit 3

                        POWER OF ATTORNEY
                        -----------------




      I, Carl H. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Carl H. Lindner
                    -----------------------------------
                         Carl H. Lindner

                        POWER OF ATTORNEY
                        -----------------



      I, Carl H. Lindner III, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Carl H. Lindner III
                    -----------------------------------------
                         Carl H. Lindner III

                        POWER OF ATTORNEY
                        -----------------




      I, S. Craig Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  S. Craig Lindner
                    -----------------------------------------
                         S. Craig Lindner

                        POWER OF ATTORNEY
                        -----------------



      I, Keith E. Lindner, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Financial Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American
Financial Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

      IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.



                    /s/  Keith E. Lindner
                    -----------------------------------------
                         Keith E. Lindner